FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

November 5, 2003

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

First Step for Euro Disney in its Discussions with

Lenders and The Walt Disney Company

(Marne-la-Vallée, November 5, 2003) Euro Disney S.C.A. announced today that it has obtained waivers from its lenders, effective through March 31, 2004, with respect to certain financial covenants and other obligations, including reduction in certain security deposit requirements. The purpose of this agreement is to give the Company, its lenders and The Walt Disney Company (TWDC) time to find resolution regarding Euro Disney’s financial situation. Absent such a timely resolution, the waivers would expire and the Company believes it would be unable to meet all of its debt obligations.

Euro Disney also announced that TWDC has agreed to provide the Company a new €45 million subordinated credit facility, which can be drawn upon through March 31, 2004 only after the existing € 168 million standby facility provided by TWDC is fully drawn. If amounts were drawn, repayment would be subject to the Company’s meeting certain financial thresholds or to the prior repayment of all of the Company’s existing debt to its lenders.

The Company’s management believes that the foregoing will allow time for the parties to develop a mutually acceptable resolution to the Company’s future financing needs.

Corporate Communication	Investor Relations
Philippe Marie	Sandra Picard-Ramé
Tel: +331 64 74 59 50	Tel: +331 64 74 56 28
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail: philippe.marie@disney.com	e-mail: sandra.picard@disney.com

Next Scheduled Release: Annual Results on November 17, 2003

Additional Financial Information can be found on the internet at www.eurodisney.com

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

Euro Disney S.C.A. and its subsidiaries operate the Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms, two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility.  The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,100 hectares of undeveloped land.   Euro Disney trades in Paris (SRD), London and Bruxelles.

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made.  Actual results may differ materially from those expressed or implied.  Such differences may result from actions taken by the Company, as well as from developments beyond the Company’s control, including changes in political or economic conditions.  Other factors that may affect results are identified in the Company’s documents filed with the U.S. Securities and Exchange Commission.  The Company does not undertake, nor does it have any obligation, to provide, update or revise any forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, [the registrant] has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By it Gerant, Euro Disney S.A.
Date: November 5, 2003

	By:	/s/ DIANE FUSCALDO

	Name:	Diane Fuscaldo
	Title:	Director Corporate Controllership